QuickLinks -- Click here to rapidly navigate through this document

        Filed by Qwest Communications International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

        Subject Company: MCI, Inc.
Commission File No.: 001-10415

Qwest Statement Regarding the S-4 Filing by MCI and Verizon

        DENVER, April 12, 2005—In response to Verizon's filing of its S-4 statement with the SEC today, Qwest Communications International Inc. (NYSE: Q) issued the following statement:

        "No proxy filing can explain away the wide discrepancy between the shareholder value Qwest offered and Verizon's lower offer.

        "The letter in today's S-4 filing from Mr. Capellas, on behalf of the MCI Board of Directors, clearly states that MCI has unanimously adopted the merger agreement. This pronouncement should send a clear message to MCI share owners—Mr. Capellas and the MCI Board "unanimously" support the creation of two classes of share owners and that $23.10 is what share owners are entitled to. This declaration by MCI ignores the facts that Qwest offered MCI $27.50 and that Verizon has cut a side deal that will pay one share owner approximately 20 percent more than any other share owner.

        "Shareholders should seriously question the motivation and rationale of such a recommendation.

        "We continue to listen to share owners and their frustrations with the events of this past weekend as we evaluate our options."

Qwest Responds to Verizon Announcement

        DENVER, April 9, 2005—The following statement may be attributed to Qwest Communications International Inc. (NYSE: Q):

        "By entering into its deal with Mr. Slim, Verizon has both created two classes of shareholders and called into question the MCI board's previous determination that Verizon's lower offer to the other MCI shareholders was superior and fair. We believe Qwest has a superior proposal for all shareholders."

Additional Information

        This material is not a substitute for the prospectus/proxy statement Qwest and MCI would file with the Securities and Exchange Commission if a negotiated agreement with MCI is reached. Investors are urged to read any such prospectus/proxy statement, when available, which would contain important information, including detailed risk factors. The prospectus/proxy statement would be, and other documents filed by Qwest and MCI with the Securities and Exchange Commission are, available free of charge at the SEC's website (www.sec.gov) or by directing a request to Qwest, 1801 California Street, Denver, Colorado, 80202 Attn: Investor Relations; or by directing a request to MCI, 22001 Loudoun County Parkway, Ashburn, Virginia 20147 Attention: Investor Relations.

        Qwest is not currently engaged in a solicitation of proxies or consents from its stockholders or from the stockholders of MCI in connection with Qwest's proposed acquisition of MCI. If a proxy or consent solicitation commences, Qwest, MCI, and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Qwest's directors and executive officers is available in Qwest's proxy statement for its 2005 annual meeting of stockholders, dated April 6, 2005. Information about MCI's directors and executive officers is available in MCI's annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the prospectus/proxy statement Qwest and MCI would file if a negotiated agreement with MCI is reached.

Forward Looking Statements Warning

        This filing may contain projections and other forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by us with the Securities and Exchange Commission, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including but not limited to: access line losses due to increased competition, including from technology substitution of our access lines with wireless and cable alternatives; our substantial indebtedness, and our inability to complete any efforts to de-lever our balance sheet through asset sales or other transactions; any adverse outcome of the current investigation by the U.S. Attorney's office in Denver into certain matters relating to us; adverse results of increased review and scrutiny by regulatory authorities, media and others (including any internal analyses) of financial reporting issues and practices or otherwise; rapid and significant changes in technology and markets; any adverse developments in commercial disputes or legal proceedings, including any adverse outcome of current or future legal proceedings related to matters that are the subject of governmental investigations, and, to the extent not covered by insurance, if any, our inability to satisfy any resulting obligations from funds available to us, if any; potential fluctuations in quarterly results; volatility of our stock price; intense competition in the markets in which we compete including the likelihood of certain of our competitors consolidating with other providers or otherwise reorganizing their capital structure to more effectively compete against us; changes in demand for our products and services; acceleration of the deployment of advanced new services, such as broadband data, wireless and video services, which could require substantial expenditure of financial and other resources in excess of contemplated levels; higher than anticipated employee levels, capital expenditures and operating expenses; adverse changes in the regulatory or legislative environment affecting our business; changes in the outcome of future events from the assumed outcome included in our significant accounting policies; our ability to utilize net operating losses in projected amounts; and our inability to provide any assurance as to whether we will be successful in our effort to acquire MCI, whether in the event of an acquisition we realize synergies in the amounts, at the times and at the related costs projected and whether regulatory approvals will be received within the timeframe projected and that such approvals will not be materially adverse to the projected operations of the combined company following the merger.

        The information contained in this filing is a statement of Qwest's present intention, belief or expectation and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Qwest's assumptions. Qwest may change its intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in Qwest's assumptions or otherwise. The cautionary statements contained or referred to in this filing should be considered in connection with any subsequent written or oral forward-looking statements that Qwest or persons acting on its behalf may issue. This filing may include analysts' estimates and other information prepared by third parties for which Qwest assumes no responsibility.

        Qwest undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements and other statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

        By including any information in this filing, Qwest does not necessarily acknowledge that disclosure of such information is required by applicable law or that the information is material.

QuickLinks

Qwest Statement Regarding the S-4 Filing by MCI and Verizon
Qwest Responds to Verizon Announcement